UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LANDAMERICA FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

514936103

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, Virginia 23260

(804) 747-0136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 514936103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Markel Corporation 54-1959284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 930,500
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 930,500
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer.

The name of the issuer is LandAmerica Financial Group, Inc., a Virginia corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5600 Cox Road, Glen Allen, Virginia 23060. This Schedule 13D relates to the Issuer’s common stock, no par value.

Item 2.	Identity and Background.

This statement is being filed by Markel Corporation, a Virginia corporation (“Markel”). The address of Markel’s principal executive offices is 4521 Highwoods Parkway, Glen Allen, Virginia 23060. Markel is a holding company whose insurance subsidiaries market and underwrite specialty insurance products and programs to a variety of niche markets.

(d) During the last five years, Markel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Markel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information concerning the executive officers and directors of Markel (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule A annexed hereto and is incorporated herein. To Markel’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of Issuer common stock in the transactions giving rise to this Schedule 13D was approximately $25.7 million. Markel used internally available funds to make the purchases of shares of Issuer common stock.

Item 4.	Purpose of Transaction.

Markel has purchased shares of common stock of the Issuer because Markel believes the shares present an attractive investment at current market prices based on the Issuer’s operating history and prospects. Depending on prevailing market, economic and other conditions, and subject to the regulatory considerations described below, Markel may from time to time purchase additional shares or engage in discussions with the Issuer concerning the acquisition of additional shares. Markel will review its investment in the Issuer on an ongoing basis and, depending on such factors as the price and availability of shares of the Issuer’s common stock, developments relating to the Issuer’s business and prospects, general economic conditions and other investment and business opportunities available to Markel, may decide at any time to increase or decrease its investment in the Issuer.

Markel has been advised that ownership of more than 10% of the Issuer’s common stock requires prior approvals from state and federal regulatory authorities. Markel intends to seek such approvals.

Except as set forth above, Markel does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Markel may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Markel beneficially owns 930,500 shares of the Issuer’s common stock, which represents approximately 5.98% the outstanding shares of the class. The percentage calculation is based on 15,566,576 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. The ownership of the Issuer’s common stock by the Listed Persons is provided on Schedule A annexed hereto and is incorporated herein.

(b) Markel has sole voting and dispositive power with regard to the shares of common stock described in Item 5(a).

(c) Schedule B annexed hereto lists all transactions in the Issuer’s common stock during the past 60 days by Markel. All transactions were effected in the open market.

(d) No person other than Markel is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of common stock reported in this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2007

Markel Corporation

By:	/s/ D. Michael Jones
Name:	D. Michael Jones
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned
Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	-0-
Anthony F. Markel	President and Chief Operating Officer, Markel Corporation	-0-
Steven A. Markel	Vice Chairman of the Board, Markel Corporation	18,600*
J. Alfred Broaddus, Jr.	Director, Markel Corporation; Private Investor; Retired President, Federal Reserve Bank of Richmond	-0-
Douglas C. Eby	Director, Markel Corporation; Chairman and Chief Executive Officer, TimePartners LLC	-0-
Leslie A. Grandis	Director, Markel Corporation; Partner, McGuireWoods LLP	-0-
Stewart M. Kasen	Director, Markel Corporation; Retired President, S&K Famous Brands, Inc.	-0-
Lemuel E. Lewis	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Landmark Communications, Inc.	-0-
Jay M. Weinberg	Director, Markel Corporation; Chairman Emeritus, Hirschler Fleischer	-0-
Thomas S. Gayner	Executive Vice President and Chief Investment Officer, Markel Corporation	-0-
Paul W. Springman	Executive Vice President, Markel Corporation	-0-
Richard R. Whitt, III	Senior Vice President and Chief Financial Officer, Markel Corporation	-0-

*	Includes 3,000 shares which Mr. Markel has the right to acquire at prices of $35.00-$40.00 per share upon exercise of call options in the next 60 days.

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

Schedule B

Purchases of Issuer Common Stock

by Markel Corporation in the past 60 days

Date	Number of Shares Purchased	Purchase Price per Share
November 2, 2007	15,000	$25.61
November 5, 2007	25,000	$27.35
November 26, 2007	25,000	$24.29
November 30, 2007	30,000	$26.38
December 3, 2007	60,000	$26.66
December 4, 2007	150,000	$26.70
December 5, 2007	44,100	$27.23
December 11, 2007	50,000	$28.58
December 12, 2007	136,900	$27.86
December 13, 2007	46,300	$26.91
December 14, 2007	15,900	$27.09
December 17, 2007	100,200	$27.64
December 18, 2007	133,200	$28.57
December 19, 2007	94,600	$29.41
December 20, 2007	4,300	$29.74

Purchases of Issuer Common Stock

by Steven A. Markel in the past 60 days

Date	Number of Shares Purchased	Purchase Price per Share
October 31, 2007	2,000	$28.37
November 1, 2007	3,000	$25.49
November 2, 2007	600	$35.00	*
November 26, 2007	2,000	$24.29
November 30, 2007	2,000	$45.00	*
December 3, 2007	2,500	$35.00	*
December 21, 2007	500	$45.00	*
December 21, 2007	3,000	$35.00	*

*	Shares acquired upon exercise of put options by counterparties thereto.

In addition, on November 21, 2007, Mr. Markel purchased call options expiring January 2010 on 1,000 shares at an exercise price of $35.00 per share; on November 26, 2007, he purchased call options expiring January 2010 on 1,000 shares at an exercise price of $40.00 per share; and on November 27, 2007, he purchased call options expiring January 2010 on 1,000 shares at an exercise price of $35.00 per share.